AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT

1.           The parties to this Agreement, which is effective as of February 25, 2010, are Endowments, a Delaware business trust (hereinafter called "the Trust") and American Funds Service Company, a California corporation (hereinafter called "AFS"). This Agreement will continue in effect until amended or terminated in accordance with its terms.

2.           The Trust, or any series of the Trust, each of which is a fund, hereby employs AFS, and AFS hereby accepts such employment by the Trust, as its transfer agent.  In such capacity AFS will provide the services of stock transfer agent, dividend disbursing agent, redemption agent, and such additional related services as the Trust or its funds may from time to time require.  In addition, AFS assumes responsibility for the Trust=s implementation and compliance with the procedures set forth in the Anti-Money Laundering (AAML@) Program of the Trust and does hereby agree to provide all records relating to the AML Program to any federal examiner of the Trust upon request.

3.           AFS has entered into an agreement with DST Systems, Inc. (hereinafter called "DST"), to provide AFS with electronic data processing services sufficient for the performance of the services referred to in paragraph 2.

4.           For such time that the services provided by AFS to the Trust or its funds are limited primarily to providing access to the DST System, the only fees that shall be payable by the Trust under this Agreement shall be all fund-specific charges from third parties, including DST charges, NSCC transaction charges and similar out-of-pocket expenses, and postage and supplies used by AFS in providing the services under this Agreement.

5.           This Agreement may be amended at any time by mutual agreement of the parties, with agreement of the Trust to be evidenced by affirmative vote of a majority of the members of the Board of Trustees of the Trust.

6.           This Agreement may be terminated on 180 days' written notice by either party.  In the event of a termination of this Agreement, AFS and the Trust will each extend full cooperation in effecting a conversion to whatever successor shareholder service provider(s) the Trust may select, it being understood that all records relating to the Trust, its funds and their shareholders are property of the Trust.

7.           In the event of disagreement between the Trust and AFS, either party may elect to submit the question to arbitration; one arbitrator to be named by each party to the disagreement and a third arbitrator to be selected by the two arbitrators named by the original parties.  The decision of a majority of the arbitrators shall be final and binding on all parties to the arbitration. The expenses of such arbitration shall be paid by the party electing to submit the question to arbitration.

8.           The obligations of the Trust under this Agreement are not binding upon any of the trustees, officers, employees, agents or shareholders of the Trust or its funds individually, but bind only the Trust itself.  AFS agrees to look solely to the assets of the Trust for the satisfaction of any liability of the Trust in respect to this Agreement and will not seek recourse against such trustees, officers, employees, agents or shareholders, or any of them or their personal assets for such satisfaction.

This Agreement is effective as of the date first written above.

AMERICAN FUNDS SERVICE COMPANY	ENDOWMENTS

By /s/ Kenneth R. Gorvetzian	By /s/ Robert G. O=Donnell
Kenneth R. Gorvetzian, Chairman	Robert G. O=Donnell
Vice Chairman of the Board

By /s/ Angela M. Mitchell	By /s/ Patrick F. Quan
Angela M. Mitchell, Secretary	Patrick F. Quan
Vice President and Secretary